June 11, 2009

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: **AXA**
Form 20-F for Fiscal Year Ended December 31, 2008
Filed on March 27, 2009
File No. 001-14410

Dear Mr. Duverne:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies
Investments
Fair Value Measurement, page 11

1. Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third

parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Impairment, page 16

2. Please expand your disclosure for debt securities to clarify the process you use to determine whether the ability of an investment to generate cash flows has changed adversely or not. Discuss the level of recent cash flows compared to the projected cash flows underlying your debt securities when the transactions were originated. In those cases where the monthly cash flows are materially lower than the originally projected cash flows, please tell us the factors considered in concluding that the investments are not impaired.

3. Please separately disclose the amount of losses recognized in shareholders' equity that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented. For the losses that are attributable to movements in credit spreads, please disclose why you believe, given the drop in credit quality, the losses should not be recognized in the income statement.

Derivative Instruments, page 21

4. You disclose that you use third-party input data or pricing source to determine the fair value of your non-exchange trade derivative contracts. Please quantify the extent to which this information is used and explain how the information is obtained and used in developing fair value. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
   a. The number of bid/ask spread pricing data you generally obtained, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements. Please be sure to address how this is done as contracts age towards expiration;
   b. Whether, and if so, how and why, you adjusted the pricing data you obtained;
   c. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with IAS 39.

Contractual Obligations Table, page 81

5. Please revise your Table to include interest expense on your loans and your pension benefit liabilities for each payment period presented.

2008 Annual Report

Part V Consolidated Financial Statements

Statement of recognized income and expense for the period, page 234

6. Direct us to the disclosures required by paragraphs 81(a) and 81(ab) of IAS 12 (amounts of income tax included) or revise your disclosure accordingly.

Notes To The Consolidated Financial Statements

Note 9 Investments

Note 9.9.2 Financial Assets Recognized At Fair Value Excluding Derivatives, page 300

7. On page 301 you state that a material amount of Investments was transferred from Column 1 to Column 2 for purposes of fair value measurement. Please quantify those transfers by asset type and disclose:
    a) The significant inputs that you no longer consider to be observable; and

    b) Any material realized/unrealized gains (losses) you recorded regardless of whether or not recognized in results of operations on those assets or liabilities during the period.

8. Please provide the disclosures regarding Credit Risk required in paragraphs 36 and 37 of IFRS 7 or tell us where we can find these disclosures in your documents.

9. Refer to your Note 9.3. Unrealized Losses On Financial Instruments. In 2008, your unrealized losses on "Debt securities available for sale" materially increased as shown in your quantitative table on page 286. Please describe how these losses relate to those Investments on page 301. Revise your disclosure to clarify how you concluded that the increase in unrealized losses should not have been recognized in the income statement.

Note 18 Tax, page 344

10. You state on page 345: "The effective tax rate of -215.57% as of December 31, 2008 was mainly due to the significant effect of the policyholders' tax (€843 million in 2008 versus €82 million in 2007 and €349 million in 2006), mainly in the United Kingdom." On page 53 of Form 20-F you state the higher tax benefit is due to: "a sharp reduction in deferred policyholder's tax liability as a result of the decrease in value of policyholders' account balances compared to 2007." Disclose how the amount of policyholders' tax is determined so that a reader can determine how to use pre-tax income and the notional tax rate in the United Kingdom as disclosed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant